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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. -----)<F*>

                       INSITUFORM TECHNOLOGIES, INC.
- ----------------------------------------------------------------------------
                              (Name of Issuer)

                    Class A Common Stock, $.01 par value
- ----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                457667 10 3
                 ------------------------------------------
                               (CUSIP Number)

     Robert W. Affholder                COPY TO:  Thomas A. Litz, Esq.
     17988 Edison Avenue                          THOMPSON & MITCHELL
     Chesterfield, Missouri 63005-3700            One Mercantile Center
     (314) 532-6137                               St. Louis, Missouri 63101
                                                  (314) 231-7676


- ----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 23, 1995
                 ------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))


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- -------------------------                           -------------------------
 CUSIP NO.  457667 10 3          SCHEDULE 13D        Page   2  of  9  Pages
          ---------------                                 ----    ---
- -------------------------                           -------------------------

- -----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Robert W. Affholder
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

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 3  SEC USE ONLY


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 4  SOURCE OF FUNDS

    Not Applicable
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 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  / /
    ITEMS 2(d) OR 2(e)

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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                7  SOLE VOTING POWER

  NUMBER OF        0
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          1,000
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   0
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   1,000

- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,000
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/


- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Less than one percent
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
- -----------------------------------------------------------------------------


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                     INTRODUCTORY STATEMENT

          Robert W. Affholder (the "Filing Person") is filing this statement as a result of the execution on May 23, 1995, of the Agreement and Plan of Merger (the "Merger Agreement") by and among Insituform Mid-America, Inc., a Delaware corporation ("IMA"), Insituform Technologies, Inc., a Delaware corporation ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"). The Merger Agreement provides for the merger (the "Merger") of ITI Sub with and into IMA, as a result of which IMA would become a wholly-owned subsidiary of ITI. Under the terms of the Merger Agreement, upon consummation of the Merger holders of the class A common stock, $.01 par value (the "Class A Common Stock"), of the Company will be entitled to receive 1.15 shares of the class A common stock, $.01 par value (the "ITI Common Stock"), of ITI for each share of Class A Common Stock held. In connection with the Merger Agreement, the holders of all of the outstanding shares of class B common stock, $.01 par value (the "Class B Common Stock") of the Company have agreed that, immediately prior to the consummation of the Merger, such holder shall convert each outstanding share of Class B Common Stock beneficially owned by such person into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock. As of May 23, 1995, the Filing Person beneficially owned 1,000 shares of ITI Common Stock. Additionally, as of May 23, 1995, the Filing Person beneficially owned 665,968 shares of Class A Common Stock and 471,300 shares of Class B Common Stock. Assuming the consummation of the Merger in accordance with the Merger
Agreement and no other issuances of the capital stock of IMA or ITI, the Filing Person would beneficially own 1,308,858 shares of ITI Common Stock, and an aggregate of 26,771,095 shares of ITI Common Stock would be issued and outstanding.


ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "ITI Common Stock"), of ITI. The address of the principal executive offices of ITI is 1770 Kirby
Parkway, Suite 300, Memphis, Tennessee 38138.


ITEM 2.   IDENTITY AND BACKGROUND


          (a)  Name:  Robert W. Affholder

          (b) Business address: c/o Insituform Mid-America, Inc., 17988 Edison Avenue, Chesterfield, Missouri 63005-3700.

          (c) Present principal occupation and name, principal business and address of any corporation or partnership in which such employment is conducted: President of IMA, the principal business of which is applying various technologies, principally the Insituform process, to solve problems requiring construction, reconstruction, rehabilitation or improvement of pipeline systems,


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including sewers, industrial waste lines, water lines and oil field and industrial process pipelines. The address of the principal executive offices of IMA is 17988 Edison Avenue, Chesterfield,
Missouri 63005-3700.

          (d) The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Filing Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person has been or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not Applicable


ITEM 4.   PURPOSE OF TRANSACTION.

          On May 23, 1995, Insituform Mid-America, Inc., a Delaware corporation (the "Company"), Insituform Technologies, Inc., a Delaware corporation ("ITI"), and ITI Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of ITI ("ITI Sub"), executed an Agreement and Plan of Merger (the "Merger Agreement") which provides for the merger (the "Merger") of ITI Sub with and into IMA, as a result of which IMA would become a wholly-owned subsidiary of ITI.

          Under the terms of the Merger Agreement, upon consummation of the Merger holders of the class A common stock, $.01 par value (the "Class A Common Stock"), of the Company will be entitled to receive 1.15 shares of the class A common stock, $.01 par value (the "ITI Common Stock"), of ITI for each share of Class A Common Stock held. In connection with the Merger Agreement, the holders of all of the outstanding shares of class B common stock, $.01 par value (the "Class B Common Stock") of the Company have entered into letter agreements with the Company and ITI pursuant to which each holder has agreed that, immediately prior to the consummation of the Merger, such holder shall convert each outstanding share of Class B Common Stock beneficially owned by such person into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock. Additionally, in connection with the pooling-of-interests treatment of the Merger each of the directors and executive officers of the Company and certain of the Company's stockholders have agreed to certain restrictions on the transfer of shares of Class A Common Stock, Class B Common Stock and ITI Common Stock owned by them.

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          Consummation of the Merger is subject to certain
conditions, including without limitation: (i) approval of the Merger Agreement by the stockholders of the Company and ITI; (ii) registration of the shares of ITI Common Stock to be issued pursuant to the Merger under the Securities Act of 1933, as amended, and all applicable state securities laws; (iii) receipt of an opinion of counsel that the Merger will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended;
(iv) confirmation that the transaction will qualify for pooling-of-interests accounting treatment; (v) expiration or termination of the applicable waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (vi) satisfaction of certain other closing conditions.

          In connection with the Merger Agreement, the Board of Directors of ITI will amend ITI's By-Laws to (i) increase the number of directors from ten to thirteen, (ii) provide for the office of vice chairman of the board, and (iii) provide that ITI's By-Laws may only be amended by a vote of at least 80% of the members of the Board of Directors or by a vote of the stockholders, representing a majority of the shares issued and outstanding. ITI will additionally submit for approval at a special meeting of its stockholders amendments (the "Amendments") to ITI's certificate of incorporation to (i) increase the number of authorized shares of ITI Common Stock from 25,000,000 to 40,000,000, and (ii) provide for appointments to vacancies on ITI's Board of Directors in accordance with the Merger Agreement. Subject to approval by the stockholders of the Amendments, ITI has agreed to take all action necessary so that ITI's Board of Directors will be expanded to include the following persons: William J. Gorham, Alvin J. Siteman, Silas Spengler and Sheldon Weinig, for a one-year term expiring in 1996 ("Class I Directors"); Robert W. Affholder, Paul
A. Biddelman, Douglas K. Chick and Steven Roth, for a two-year term expiring in 1997 ("Class II Directors"); and Brian Chandler, Jerome Kalishman, James D. Krugman, Jean-Paul Richard and Russell B. Wight, Jr., for a three-year term expiring in 1998 ("Class III Directors").

          Other than Mr. Richard, the directors are grouped as follows: (i) Messrs. Biddelman, Chandler, Chick, Krugman and Spengler constitute the "INA Group"; (ii) Messrs. Gorham, Roth, Weinig and Wight constitute the "IGL Group"; and (iii) Messrs. Kalishman, Affholder and Siteman constitute the "IMA Group." The INA Group and the IGL Group comprise the current board of directors of ITI, and the IMA Group has been designated for appointment by IMA. During the period from the consummation of the Merger through December 9, 1998 (the "Term"), ITI will nominate and recommend for re-election to ITI's Board of Directors, upon expiration of their terms, the Class I Directors, the Class II Directors and the Class III Directors. If, during the Term, any director resigns or is unable to serve for any reason, such vacancy will be filled with a designee chosen by the remaining members of the INA Group, the IGL Group, or the IMA Group, as the case may be, and thereafter ITI


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will nominate and recommend such designee for election to ITI's
Board of Directors as aforesaid.

          As a result of the consummation of the Merger, pursuant to the Merger Agreement Mr. Kalishman, Chairman of the Board of the Company, would become Vice Chairman of the Board of ITI and would also be retained by ITI as a consultant for a period of two years. Mr. Affholder, President of the Company, would enter into a three-year employment agreement with ITI under which he would initially become chief operating officer of ITI's North American contracting operations.

          Except as otherwise disclosed in this Item 4, the Filing Person does not have any plans or proposals which relate to or would result in any of the events described in Items 4(a) through
(j) of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of May 23, 1995, excluding the effect of the Merger Agreement, the Filing Person beneficially owned, for purposes of Rule 13d-3 under the Securities Exchange Act, 1,000 shares of the ITI Common Stock. As of May 23, 1995, the Filing Person beneficially owned 665,968 shares of Class A Common Stock and 471,300 shares of Class B Common Stock. Assuming the consummation of the Merger in accordance with the Merger Agreement and no other issuances of the capital stock of IMA or ITI, the Filing Person would beneficially own 1,308,858 shares of ITI Common Stock, and an aggregate of 26,771,095 shares of ITI Common Stock would be issued and outstanding. The filing of this Schedule 13D shall not be construed as an admission that the Filing Person is the beneficial owner, for purposes of Sections 13(d) or 13(g) under the Securities Exchange Act, of any securities of ITI issuable to the Filing Person upon consummation of the Merger.

          (b)  Sole voting power:  0

               Shared voting power:  1,000

               Sole investment power:  0

               Shared investment power:  1,000

          (c)  None.

          (d)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          In connection with the Merger Agreement, the Filing
Person entered into a Pooling Letter Agreement with IMA and ITI pursuant to which, subject to certain exceptions, the Filing Person


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agreed, among other things, not to transfer or dispose of any shares of ITI Common Stock, IMA Class A Common Stock or IMA Class
B Common Stock owned by him until the earlier of (i) the termination of the Merger Agreement, or (ii) the date of the first publication of the operating results of ITI covering at least a 30-day period after the Merger has been consummated.

          The Filing Person has additionally entered into a Conversion Letter, dated May 23, 1995, with IMA and ITI pursuant to which the Filing Person has agreed that, immediately prior to the consummation of the Merger, such Filing Person shall convert each outstanding share of Class B Common Stock beneficially owned by him into one share of Class A Common Stock in accordance with the terms of the Class B Common Stock.


ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

          See Exhibit Index.


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                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         /s/ Robert W. Affholder
Dated June 1, 1995       ----------------------------------------
                         Robert W. Affholder


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
                        INDEX TO EXHIBITS

Exhibit A      Agreement and Plan of Merger, dated as of May 23,
               1995, by and among Insituform Technologies, Inc.,
               ITI Acquisition Corp. and Insituform Mid-America,
               Inc.

Exhibit B      Form of Conversion Letter, dated May 23, 1995, by
               and among Insituform Mid-America, Inc., Insituform
               Technologies, Inc. and the holders of Insituform
               Mid-America, Inc.'s Class B Common Stock with
               respect to the conversion of shares Class B Common
               Stock into Class A Common Stock

Exhibit C      Form of Pooling Letter Agreement, dated May 23,
               1995, relating to the non-disposition of capital
               stock of Insituform Mid-America, Inc. and
               Insituform Technologies, Inc.

Exhibit D      Form of Employment Agreement by and between Robert
               W. Affholder and Insituform Technologies, Inc.

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